Exhibit 99.1
Jan S. Rynkiewicz, CEO Stream Communications +48-22-842-7666

Warsaw, March 2, 2011.

Sale of Stream Investment sp. z o.o. by Stream Communications Network&Media Inc.

The sale transaction of Stream Investment spółka z ograniczoną odpowiedzialnością z with its registered office in Warsaw was completed on 24 January 2011.

For PLN 4 m. (four million zlotys) Almerio Consultancy Limited with its registered office in Nicosia acquired 100% in the share capital of Stream Investment sp. z o.o. from Stream Communications Network& Media Inc 100%.

The proceeds were applied to repaying a portion of undisputable debt by Stream Communications Network& Media Inc. and for cost coverage of continued operations.

New partner of Stream Communications Network&Media Inc.

The public company Hyperion S.A., controlled by the listed fund MNI S.A., since 14 December 2010 has been a majority shareholder in Stream Communications Sp. z o.o. with its registered office in Kraków, seventh largest cable TV operator in Poland. Hyperion now holds 77.27% shares in Stream Communications Sp. z o.o., being the largest shareholder. However, Stream Communications Network & Media Inc. continues to be the other shareholder. New members of superviosory board of Stream Poland has been appointed: Mr. Jan Rynkiewicz, Mr. Andrzej Piechocki and Mrs. Karolina Kocemba. New supervisory board received resignation of Mr. Jerzy Furala and appointed Mr. Robert Świątek for the position President of the Board.

"I am happy that Stream has gained such an investor. MNI S.A. has extensive experience with major success in the telco sector and the development strategy of the media and communications segment that it manages perfectly fits the trend of communications and media to overlap, that is visible in Poland and worldwide. I am convinced that our good collaboration will support fast growth a growth in value of Stream Communications Sp. z o.o.", says Jan Rynkiewicz, CEO and General Director of Stream Communications Network & Media Inc.

Stream Communications, Kraków is seventh largest cable TV operator with a 2.3% market share. The company offers TV services in analogue and digital technology, access to the Internet and stationary telephone services in 16 cities, e.g. Kraków, Bielsko-Biała, Rzeszów, Jasło, Sanok, Częstochowa, Katowice, Gdańsk, Suwałki. Stream Communications Sp. z o.o. has over 80 000 subscribers a majority of whom use paid services and packets. Growing number of clients of Stream select digital TV services and other services (access to the Internet, voice services).

Our new majority shareholder Hyperion S.A. is known in Poland for its aggressive development policy; with the take-over of the company in Kraków, it substantially enlarged its subscriber, product and technological potential and has perfectly complemented its geographical coverage, in particular in the south of Poland. Also Stream Communications Sp. z o.o. gets new development prospects since it has acquired a new strong sectoral investor in place of a financial one.

Agreements signed between Hyperion S.A. and Stream Communications Network & Media Inc. signed on 10 September 2010 and 20 October 2010 are important elements of the transaction. The agreements provide inter alia for protection of the minority shareholder. In view of future good collaboration, the shareholders are planning modifications to the articles of association to enhance management efficiency and security of the parties to the agreement.

Now management of Stream Communications Network & Media Inc. is focused on optimising internal management processes, analysis of corporate documentation and due liabilities, acceleration of works related to completing quarterly results and audits of yearly financial statements, development of assets held and search for new investment opportunities as well.